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SEC
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FEB 26 2010

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SECURI[...]ON

10027053

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Smallman Street
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Ruscetti — 412-391-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB 3/6

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bonnie L. McGuire, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Nov. 3, 2010
Member, Pennsylvania Association of Notaries

Bonnie L. McGuire
Notary Public

Frank D. Ruscetti
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2009 and 2008

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2009 and 2008

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated February 8, 2010, on our consideration of Harvest Financial Corporation's internal control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 8, 2010

Financial Statements

Harvest Financial Corporation

Balance Sheets

	December 31	
	2009	2008
Assets		
Current Assets:		
Cash	$ 72,083	$ 41,690
Accounts receivable	12,460	4,300
Prepaid expenses	22,055	29,167
Clearing deposit	50,106	50,055
Deferred income tax asset	5,000	6,300
Total Current Assets	161,704	131,512
Equipment:		
Office equipment	1,773	8,347
Less accumulated depreciation	49	139
	1,724	8,208
Other Asset:		
Deferred income tax asset	28,100	15,900
	$ 191,528	$ 155,620

See Notes to Financial Statements.

	December 31	
	2009	2008
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 92,765	$ 56,198
Trade accounts payable	-	3,145
Accrued payroll and related withholdings	-	1,449
Accrued expenses	7,500	10,816
Total Current Liabilities	100,265	71,608
Stockholders' Equity:		
Common stock, no par or stated value; 400,000 shares authorized, 227,488 and 129,927 issued and outstanding in 2009 and 2008, respectively	135,285	95,285
Additional paid-in capital	28,803	28,803
Accumulated deficit	(72,825)	(40,076)
	91,263	84,012
	$ 191,528	$ 155,620

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2009	2008
Revenues:		
Commission revenues	$ 1,520,040	$ 1,480,004
Other revenues	15,000	19,300
Interest income	51	249
	1,535,091	1,499,553
Operating Expenses:		
Selling expenses	1,070,120	950,964
General and administrative expenses	507,597	576,695
Depreciation expense	1,023	139
	1,578,740	1,527,798
Net Loss Before Income Taxes	(43,649)	(28,245)
Income Taxes	(10,900)	(7,000)
Net Loss	$ (32,749)	$ (21,245)

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2007	$ 80,285	$ 28,803	$ (18,831)	$ 90,257
Net Loss	-	-	(21,245)	(21,245)
Issuance of Common Stock, 23,077 shares	15,000	-	-	15,000
Balance, December 31, 2008	95,285	28,803	(40,076)	84,012
Net Loss	-	-	(32,749)	(32,749)
Issuance of Common Stock, 97,561 shares	40,000	-	-	40,000
Balance, December 31, 2009	$ 135,285	$ 28,803	$ (72,825)	$ 91,263

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Cash Flows

	Year Ended December 31	
	2009	2008
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$ (32,749)	$ (21,245)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	1,023	139
Deferred income taxes	(10,900)	(7,000)
(Increase) decrease in:		
Accounts receivable	(8,160)	12,065
Prepaid expenses	7,112	(10,095)
Clearing deposit	(51)	(14)
Increase (decrease) in:		
Commissions payable	36,567	21,820
Trade accounts payable	(3,145)	3,145
Accrued payroll and related withholdings	(1,449)	(201)
Accrued expenses	(3,316)	(3,890)
Net cash used by operating activities	(15,068)	(5,276)
Cash flows from investing activities:		
Capital expenditures	(1,773)	(8,347)
Proceeds from sale of assets	7,234	-
Net cash provided (used) by investing activities	5,461	(8,347)

See Notes to Financial Statements.

	Year Ended December 31	
	2009	2008
Cash flows from financing activities:		
Loans from shareholder	47,500	22,500
Repayments on loans from shareholder	(7,500)	(7,500)
Net cash provided by financing activities	40,000	15,000
Net Increase in Cash and Cash Equivalents	30,393	1,377
Cash and Cash Equivalents, beginning of year	41,690	40,313
Cash and Cash Equivalents, end of year	$ 72,083	$ 41,690

Supplemental Disclosure of Cash Flows:

During 2009 and 2008, $40,000 and $15,000 of loans from a shareholder were converted to common stock.

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), which prior to July 2007 was the National Association of Securities Dealers (NASD), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $50,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

B. Summary of Significant Accounting Policies (Continued)

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Depreciation. Equipment is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $9,727 and $36,053 for the years ended December 31, 2009 and 2008, respectively.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating losses and charitable contribution carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions as defined by FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.*

Date of Management's Review. The Company has evaluated subsequent events through February 8, 2010, which is the date the financial statements were available to be issued.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2009, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2009 and 2008, the Company had net capital of $34,143 and $22,429, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 2.94 to 1 and 3.19 to 1, respectively.

D. Net Capital Requirements (Continued)

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2009 and 2008, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2009 and 2008 of approximately $120,000 and $76,000, respectively. For state income tax purposes, the Company has net operating loss carryforwards at December 31, 2009 and 2008 of approximately $151,000 and $108,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2015. At December 31, 2009 and 2008, a deferred asset of $33,100 and $22,200, respectively, has been recognized.

In accordance with FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109,* companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. It is the Company's policy not to take uncertain tax positions; accordingly FIN 48 does not have a material impact on the financial statements of the Company. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2009, the Company's open audit periods are 2006 through 2009 for federal and state purposes.

F. Income Taxes (Continued)

The provision for income taxes in the statements of operations consists of the following components:

	2009	2008
Deferred taxes:		
Tax benefit of net operating loss carryfoward	(10,900)	(7,000)
	$ (10,900)	$ (7,000)

G. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension expense amounted to $4,309 and $1,306 for the years ended December 31, 2009 and 2008, respectively.

H. Lease Commitments

The Company leased furniture and office equipment from an individual related to a certain shareholder of the Company, under an operating lease. This lease, which was entered into November 2005, provided for monthly payments of $541 and expired November 2008. Payments under this lease amounted to $5,952 in 2008.

The Company leases office space (2,800 square feet and 4 parking spaces) under a non-cancellable operating lease, beginning on September 1, 2009 and expiring August 31, 2016 (with consecutive options to renew - the first for 5 years, the second for two years). Monthly lease payment are fixed at $4,200 per month throughout the 7-year term. The lease contains a one-time option to terminate the lease on August 31, 2014 with payment of approximately $30,120 for the unamortized portion of the leasehold improvements and real estate commission contributed by the landlord.

The Company leased office space and storage space under a non-cancellable operating lease, which provided for monthly lease payments of $6,996 through August 2009. At this time, the Company exercised its one-time option to terminate the lease with payment of approximately $14,603 for the unamortized portion of the leasehold improvements contributed by the landlord.

H. Lease Commitments (Continued)

These office leases also provide for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. For the years ended December 31, 2009 and 2008, rent expense under these leases amounted to $70,080 and $74,596, respectively. In addition, the Company was reimbursed $10,778 and $12,000 for the years ended December 31, 2009 and 2008, respectively, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

The future minimum lease payments required by the current office lease are as follows:

Year ending December 31	
2010	$ 50,400
2011	50,400
2012	50,400
2013	50,400
2014	63,720
	$ 265,320

The Company leases furniture and office equipment along with corporate office relocation expenses from TransMark Association, Inc., a corporation related to a shareholder of the Company. This lease, which was entered into November 2009, provides for monthly payments of $1,785 through October 2014. Payments under this lease amounted to $3,570 in 2009.

Finally, the Company leases certain office equipment under operating leases which are either non-cancellable or renewed on an annual basis. Total rent expense under these leases amounted to $18,372 and $18,998 for the years ended December 31, 2009 and 2008, respectively.

The future minimum lease payments required by the non-cancellable equipment leases are as follows:

Year ending December 31	
2010	$ 28,111
2011	23,697
2012	21,418
2013	21,418
2014	17,848
	$ 112,492

Additional Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 8, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 8, 2010

Harvest Financial Corporation

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2009	2008
Net Capital:		
Total stockholders' equity	$ 91,263	$ 84,012
Deductions:		
Prepaid expenses	22,055	29,167
Receivables from brokers or dealers	241	-
Mutual fund and variable annuity receivables over 30 days	-	2,008
Equipment	1,724	8,208
Deferred tax asset	33,100	22,200
Total non-allowable assets	57,120	61,583
Net Capital	34,143	22,429
Net Capital Requirements	6,684	5,000
Net Capital in Excess of Minimum Requirements	$ 27,459	$ 17,429
Aggregate Indebtedness	$ 100,265	$ 71,608
Ratio of Aggregate Indebtedness to Net Capital	2.94	3.19

See Independent Auditor's Report.

	Year Ended December 31	
	2009	2008
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 34,143	$ 22,429
Audit Adjustments:		
Deferred tax provision	(10,900)	(7,000)
Accrued expenses	1,372	-
Depreciation	49	-
Accrued payroll and related withholdings	790	-
Trade accounts payable	(3,145)	3,145
	(11,834)	(3,855)
Changes to Non-Allowable Assets:		
Deferred tax asset	10,900	7,000
Equipment	(49)	-
	10,851	7,000
Net Capital Per Broker/Dealer's Unaudited Part II	$ 33,160	$ 25,574

Harvest Financial Corporation

Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report Required on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and additional information of Harvest Financial Corporation (Company) for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 8, 2010

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Period Ended December 31, 2009, which were agreed to by Harvest Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvest Financial Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Harvest Financial Corporation's management is responsible for Harvest Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 8, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PRCTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026037 FINRA DEC
HARVEST FINANCIAL CORPORATION 11*11
1100 SMALLMAN ST
PITTSBURGH PA 15222-4206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK D. RUSCETTI 412-391-1466

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 633.75

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (270.85)

SIPC-4 1/15/09, SIPC-6 7/31/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 362.90

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 362.90

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARVEST FINANCIAL CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of FEBRUARY, 20 10.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,049,250.28
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	751,861.62
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	33,889.23
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	10,000.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	795,750.85
2d. SIPC Net Operating Revenues	$ 253,499.43
2e. General Assessment @ .0025	$ 633.75

(to page 1 but not less than $150 minimum)